                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )*
--------------------------------------------------------------------------------

                              The Dwyer Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   267455 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Michael Newman, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 11, 2003
--------------------------------------------------------------------------------
                   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 267455 10 3                                         PAGE 2 OF 25 PAGES


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Dwyer Investments, Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  74-2852637
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      -0-
       SHARES              -----------------------------------------------------
    BENEFICIALLY            8       SHARED VOTING POWER
     OWNED BY                       3,800,706
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       -0-
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    3,800,706
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,800,706
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         53.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 267455 10 3                                         PAGE 3 OF 25 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Theresa Dwyer

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
      NUMBER OF                     320,488
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
     OWNED BY                       115,659
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       4,121,194
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    115,659
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,236,853
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 267455 10 3                                         PAGE 4 OF 25 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Donald J. Dwyer, Jr.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      569,763
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
     OWNED BY                       115,659
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       36,548
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    115,659

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         685,422
 ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 267455 10 3                                         PAGE 5 OF 25 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Darren Dwyer

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      533,215
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
     OWNED BY                       -0-
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       -0-
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         533,215
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 267455 10 3                                         PAGE 6 OF 25 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Dina Dwyer-Owens

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      569,015
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
     OWNED BY                       -0-
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       35,800
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         569,015
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 267455 10 3                                         PAGE 7 OF 25 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Deborah Wright-Hood

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      562,284
       SHARES              -----------------------------------------------------
    BENEFICIALLY            8        SHARED VOTING POWER
      OWNED BY                       -0-
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       29,069
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         562,284
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


                            *SEE INSTRUCTIONS BEFORE FILLING OUT!
                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 267455 10 3                                         PAGE 8 OF 25 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         James Johnston, Jr.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      27,625
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      -0-
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       27,625
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         27,625
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Less than 1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 267455 10 3                                         PAGE 9 OF 25 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Michael Bidwell

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      129,345
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
     OWNED BY                       -0-
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       129,345
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         129,345
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 267455 10 3                                        PAGE 10 OF 25 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Robert Tunmire

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      683,934
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
     OWNED BY                       -0-
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       150,719
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         683,934
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 267455 10 3                                        PAGE 11 OF 25 PAGES


1     NAME OF REPORTING PERSON

      Thomas J. Buckley

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         [_]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
     NUMBER OF                127,105
      SHARES            --------------------------------------------------------
   BENEFICIALLY   8     SHARED VOTING POWER
     OWNED BY                 -0-
        EACH            --------------------------------------------------------
     REPORTING    9     SOLE DISPOSITIVE POWER
       PERSON                 127,105
        WITH            --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      127,105

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*     [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 267455 10 3                                        PAGE 12 OF 25 PAGES



--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      David Bethea

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         [_]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
     NUMBER OF                41,655
       SHARES           --------------------------------------------------------
   BENEFICIALLY   8     SHARED VOTING POWER
     OWNED BY                 -0-
        EACH            --------------------------------------------------------
     REPORTING    9     SOLE DISPOSITIVE POWER
       PERSON                 41,655
        WITH            --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      41,655

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*     [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------                                                --------------
CUSIP NO. 267455 10 3                                      PAGE 13 OF 25 PAGES
----------------                                                --------------
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Michael Hawkins

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         [_]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
     NUMBER OF          12,000
       SHARES     --------------------------------------------------------------
   BENEFICIALLY   8     SHARED VOTING POWER
     OWNED BY           -0-
        EACH      --------------------------------------------------------------
     REPORTING    9     SOLE DISPOSITIVE POWER
       PERSON           12,000
        WITH      --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------                                                --------------
CUSIP NO. 267455 10 3                                      PAGE 14 OF 25 PAGES
----------------                                                --------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Douglas Dwyer

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         [_]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
     NUMBER OF          550,597
       SHARES     --------------------------------------------------------------
   BENEFICIALLY   8     SHARED VOTING POWER
     OWNED BY           -0-
        EACH      --------------------------------------------------------------
     REPORTING    9     SOLE DISPOSITIVE POWER
       PERSON           17,382
        WITH      --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      550,597
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*     [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------                                                --------------
CUSIP NO. 267455 10 3                                      PAGE 15 OF 25 PAGES
----------------                                                --------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Donna Dwyer-Van Zandt

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         [_]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
     NUMBER OF          559,879
       SHARES     --------------------------------------------------------------
   BENEFICIALLY   8     SHARED VOTING POWER
     OWNED BY           -0-
        EACH      --------------------------------------------------------------
     REPORTING    9     SOLE DISPOSITIVE POWER
       PERSON           26,664
        WITH      --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      559,879
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*     [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------                                                --------------
CUSIP NO. 267455 10 3                                      PAGE 16 OF 25 PAGES
----------------                                                --------------
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Donald J. Dwyer Family Trust

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):  74-6450268
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         [_]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
     NUMBER OF          115,659
       SHARES     --------------------------------------------------------------
   BENEFICIALLY   8     SHARED VOTING POWER
     OWNED BY           -0-
        EACH      --------------------------------------------------------------
     REPORTING    9     SOLE DISPOSITIVE POWER
       PERSON           2,893
        WITH      --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      115,659
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*     [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
------------------------                                 ---------------------
CUSIP NO. 267455 10 3                                      PAGE 17 OF 25 PAGES
-----------------------                                  ---------------------

Item 1. Security and Issuer.

      This Schedule 13D (this "Filing") relates to the Common Stock, $0.10 par value ("Dwyer Common Stock"), and voting and other contractual rights relating thereto, of The Dwyer Group, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 1010 North University Parks Drive, Waco, Texas 76707.

Item 2. Identity and Background.

      1.    Dwyer Investments, Ltd.

            (a) Dwyer Investments Ltd., a Texas limited partnership (the "Partnership")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

            (c) The Partnership's principal business consists of holding Dwyer Common Stock for investment.

            (d) The Partnership has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) The Partnership has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      2.    Theresa Dwyer.

            (a)   Theresa Dwyer ("Ms. Theresa Dwyer")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

            (c) Chairperson of the Board of Directors of the Company and Director of the Company.

            (d) Ms. Dwyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Ms. Dwyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Ms. Dwyer is a citizen of the United States.

      3.    Donald J. Dwyer, Jr.

            (a)   Donald J. Dwyer, Jr. ("Mr. Donald J. Dwyer, Jr.")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

            (c) Director of International Operations of the Company and Director of the Company.

            (d) Donald J. Dwyer, Jr. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Donald J. Dwyer, Jr. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Donald J. Dwyer, Jr. is a citizen of the United States.

      4.    Darren Dwyer

            (a)   Darren Dwyer ("Mr. Darren Dwyer")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

                                  SCHEDULE 13D
------------------------                                 ---------------------
CUSIP NO. 267455 10 3                                      PAGE 18 OF 25 PAGES
-----------------------                                  ---------------------

            (c)   Insurance agent with Farm & Ranch Healthcare.

            (d) Darren Dwyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Darren Dwyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Darren Dwyer is a citizen of the United States.

      5.    Dina Dwyer-Owens

            (a)   Dina Dwyer-Owens ("Ms. Dwyer-Owens")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

            (c) President and Chief Executive Officer of the Company and Director of the Company.

            (d) Ms. Dwyer-Owens has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Ms. Dwyer-Owens has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Ms. Dwyer-Owens is a citizen of the United States.

      6.    Deborah Wright-Hood

            (a)   Deborah Wright-Hood ("Ms. Wright-Hood")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

            (c) Vice President-Administration, Secretary and Assistant Treasurer of the Company.

            (d) Ms. Wright-Hood has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Ms. Wright-Hood has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Ms. Wright-Hood is a citizen of the United States.

      7.    James Johnston, Jr.

            (a)   James Johnston, Jr. ("Mr. Johnston")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

            (c)   Vice President and General Counsel of the Company.

            (d) Mr. Johnston has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Johnston has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Johnston is a citizen of the United States.

                                  SCHEDULE 13D
------------------------                                 ---------------------
CUSIP NO. 267455 10 3                                      PAGE 19 OF 25 PAGES
-----------------------                                  ---------------------


      8.    Michael Bidwell

            (a)   Michael Bidwell ("Mr. Bidwell")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

            (c)   Chief Operating Officer of the Company.

            (d) Mr. Bidwell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Bidwell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Bidwell is a citizen of the United States.

      9.    Robert Tunmire

            (a)   Robert Tunmire ("Mr. Tunmire")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

            (c) Executive Vice President of the Company, Director of the Company, and President of Synergistic International, Inc. (doing business as Glass Doctor).

            (d) Mr. Tunmire has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Tunmire has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Tunmire is a citizen of the United States.

      10.   Thomas J. Buckley

            (a)   Thomas J. Buckley ("Mr. Buckley")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

            (c) Vice President, Treasurer and Chief Financial Officer of the Company.

            (d) Mr. Buckley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Buckley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Buckley is a citizen of the United States.

      11.   David Bethea

            (a)   David Bethea ("Mr. Bethea")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

            (c) President of Rainbow International Carpet Dyeing and Cleaning Company.

            (d) Mr. Bethea has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Bethea has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Bethea is a citizen of the United States.

                                  SCHEDULE 13D
------------------------                                 ---------------------
CUSIP NO. 267455 10 3                                      PAGE 20 OF 25 PAGES
-----------------------                                  ---------------------

      12.   Michael Hawkins

            (a)   Michael Hawkins ("Mr. Hawkins")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

            (c)   Vice President - Franchise Sales of the Company.

            (d) Mr. Hawkins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Hawkins has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Hawkins is a citizen of the United States.

      13.   Douglas Dwyer

            (a)   Douglas Dwyer ("Mr. Douglas Dwyer")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

            (c)   President of Worldwide Refinishing Systems, Inc.

            (d) Mr. Douglas Dwyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Douglas Dwyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Douglas Dwyer is a citizen of the United States.

      14.   Donna Dwyer-Van Zandt

            (a)   Donna Dwyer-Van Zandt ("Ms. Dwyer-Van Zandt")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

            (c)   Real estate agent with Coldwell Banker.

            (d) Ms. Dwyer-Van Zandt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Ms. Dwyer-Van Zandt has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Ms. Dwyer-Van Zandt is a citizen of the United States.

      15.   Donald J. Dwyer Family Trust

            (a)   Donald J. Dwyer Family Trust (the "Trust")

            (b)   1010 N. University Parks Drive, Waco, Texas 76707

            (c) The Trust's only business is managing its interest in the Partnership.

            (d) The Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) The Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D
------------------------                                 ---------------------
CUSIP NO. 267455 10 3                                      PAGE 21 OF 25 PAGES
-----------------------                                  ---------------------

Item 3. Source and Amount of Funds or Other Consideration.

      Not applicable.

Item 4. Purpose of Transaction.

      On May 11, 2003, the Company and 2000 Riverside Capital Appreciation Fund, L.P. ("Riverside") signed a Merger Agreement whereby the Company will merge with TDG Merger Company, an affiliate of Riverside. Under the terms of the Merger Agreement, the Company's stockholders will receive $6.75 in cash for each share of Dwyer Common Stock that they own. Upon completion of the merger, the Company will survive and be privately held by Riverside and certain other stockholders, including the persons signing this Filing.

      Pursuant to a Contribution Agreement, dated May 11, 2003, certain of the persons signing this Filing (the Partnership, Mr. Donald J. Dwyer, Jr., Mr. Darren Dwyer, Ms. Theresa Dwyer, Ms. Dwyer-Owens, Ms. Wright-Hood, Mr. Johnston, Mr. Bidwell, Mr. Tunmire, Mr. Buckley, Mr. Bethea and Mr. Hawkins) will not exchange certain of their shares of Dwyer Common Stock for cash in the proposed merger. Instead, prior to the merger, these shares will be exchanged for shares in TDG Holding Company, the new parent corporation of the Company ("TDG Holding"). The persons signing this Filing who are currently officers of the Company (Mr. Donald J. Dwyer, Jr., Ms. Dwyer-Owens, Ms. Wright-Hood, Mr. Johnston, Mr. Bidwell, Mr. Tunmire, Mr. Buckley, Mr. Bethea and Mr. Hawkins) have entered into employment agreements with the Company and will receive options to purchase stock in TDG Holding.

      The proposed merger requires the approval of a majority of the outstanding shares of Dwyer Common Stock. The persons signing this Filing collectively can vote 62.6% of Dwyer Common Stock and have entered into a Voting Agreement, dated May 11, 2003, pursuant to which they have agreed, among other things, to vote to approve the proposed merger, subject to certain exceptions.

Item 5.     Interest in Securities of the Issuer.

      (a) Under the terms of the Limited Partnership Agreement of the Partnership, so long as the Partnership owns in excess of 20% of all outstanding Dwyer Common Stock, each partner is entitled to vote (and may therefore be deemed to have sole voting power over) his, her or its pro rata percentage of all Dwyer Common Stock owned by the Partnership.

      Theresa Dwyer, Donald J. Dwyer Jr., Darren Dwyer, Dina Dwyer-Owens, Deborah Wright-Hood, Douglas Dwyer and Donna Dwyer-Van Zandt are the general partners of the Partnership. Each of them also serves as limited partners.

      Ms. Theresa Dwyer and Mr. Donald J. Dwyer, Jr. are the co-trustees of the Trust. The Trust is also a limited partner of the Partnership. As co-trustees, both Ms. Dwyer and Mr. Dwyer may be deemed to beneficially own the 115,659 shares of Dwyer Common Stock beneficially owned by the Trust, of which the Trust has the right to vote 112,766 shares of Dwyer Common Stock through its interest in the Partnership.

                                  SCHEDULE 13D
------------------------                                 ---------------------
CUSIP NO. 267455 10 3                                      PAGE 22 OF 25 PAGES
-----------------------                                  ---------------------

      The following chart reflects the number of shares of Dwyer Common Stock owned by each person signing this Filing and the percentage of the outstanding Dwyer Common Stock such shares represent:

                                             DWYER COMMON STOCK
                                            --------------------
            NAME                            SHARES     PERCENTAGE
            ----                            ------     ----------
            Dwyer Investments, Ltd.       3,800,706       53.8%
            Theresa Dwyer                 4,236,853       60.0%
            Donald J. Dwyer, Jr             685,422        9.7%
            Darren Dwyer                    533,215        7.5%
            Dina Dwyer-Owens                569,015        8.0%
            Deborah Wright-Hood             562,284        8.0%
            James Johnston, Jr               27,625          *
            Michael Bidwell                 129,345        1.8%
            Robert Tunmire                  683,934        9.5%
            Thomas J. Buckley               127,105        1.8%
            David Bethea                     41,655          *
            Michael Hawkins                  12,000          *
            Douglas Dwyer                   550,597        7.8%
            Donna Dwyer-Van Zandt           559,879        7.9%
            Donald J. Dwyer Family          115,659        1.6%
            Trust
            As a Group                    4,421,514**     62.6%

            -----------------------
            *  Less than 1%

            ** Does not include 381,050 shares of Dwyer Common Stock issuable in accordance with options currently exercisable or exercisable within 60 days, which would, upon exercise of such options, also be subject to the Voting Agreement.

      The percentage calculations are based upon 7,063,931 shares of Dwyer Common Stock outstanding on May 12, 2003, as reported in the Company's most recent Quarterly Report on Form 10-Q filed on May 15, 2003.

      (b) The Partnership may be deemed to have shared voting and dispositive power over 3,800,706 shares of Dwyer Common Stock.

      Ms. Theresa Dwyer may be deemed to have sole and shared voting power over 320,488 and 115,659 shares of Dwyer Common Stock, respectively, and sole and shared dispositive power over 4,121,194 and 115,659 shares of Dwyer Common Stock, respectively.

      Mr. Donald J. Dwyer, Jr. may be deemed to have sole and shared voting power over 569,763 and 115,659 shares of Dwyer Common Stock, respectively and may be deemed to have sole and shared dispositive power over 36,548 and 115,659 shares of Dwyer Common Stock, respectively.

      Mr. Darren Dwyer may be deemed to have sole voting power over 533,215 shares of Dwyer Common Stock.

      Ms. Dwyer-Owens may be deemed to have sole voting power over 569,015 shares of Dwyer Common Stock and sole dispositive power over 35,800 shares of Dwyer Common Stock.

      Ms. Wright-Hood may be deemed to have sole voting power over 562,284 shares of Dwyer Common Stock and sole dispositive power over 29,069 shares of Dwyer Common Stock.

      Mr. Johnston may be deemed to have sole voting and dispositive power over 27,625 shares of Dwyer Common Stock.

      Mr. Bidwell may be deemed to have sole voting and dispositive power over 129,345 shares of Dwyer Common Stock.

      Mr. Tunmire may be deemed to have sole voting power over 683,934 shares of Dwyer Common Stock and sole dispositive power over 150,719 shares of Dwyer Common Stock.

                                  SCHEDULE 13D
------------------------                                 ---------------------
CUSIP NO. 267455 10 3                                      PAGE 23 OF 25 PAGES
-----------------------                                  ---------------------


      Mr. Buckley may be deemed to have sole voting and dispositive power over 127,105 shares of Dwyer Common Stock.

      Mr. Bethea may be deemed to have sole voting and dispositive power over 41,655 shares of Dwyer Common Stock.

      Mr. Hawkins may be deemed to have sole voting and dispositive power over 12,000 shares of Dwyer Common Stock.

      Mr. Douglas Dwyer may be deemed to have sole voting power over 550,597 shares of Dwyer Common Stock and sole dispositive power over 17,382 shares of Dwyer Common Stock.

      Ms. Dwyer-Van Zandt may be deemed to have sole voting power over 559,879 shares of Dwyer Common Stock and 26,664 shares of Dwyer Common Stock.

      The Trust may be deemed to have sole voting power over 115,659 shares of Dwyer Common Stock and sole dispositive power over 2,893 shares of Dwyer Common Stock.

      (c)  See Item 4 above.

      (d)  None.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See Item 4 above regarding the Contribution Agreement and Voting Agreement entered into by certain persons signing this Filing.

Item 7.     Material to be Filed as Exhibits.

      (1) Merger Agreement, dated May 11, 2003 (incorporated by reference to the Company's Form 8-K, filed May 15, 2003) (SEC File No. 0-15227)

      (2) Voting Agreement, dated May 11, 2003 (incorporated by reference to the Company's Form 8-K, filed May 15, 2003) (SEC File No. 0-15227)

      (3)   Contribution Agreement, dated May 11, 2003

      (4)   Joint Filing Agreement

                                 SIGNATURE PAGE

      Each of the undersigned hereby appoints Dina Dwyer-Owens as attorney and agent for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934 any and all amendments and exhibits to this Schedule 13D and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining hereto or thereto, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          DWYER INVESTMENTS, LTD.


Dated:  May 20, 2003                      By:   /s/ Theresa Dwyer
                                              ---------------------------------
                                              Theresa Dwyer, Managing Partner


Dated:   May 20, 2003                           /s/ Theresa Dwyer
                                          ------------------------------------
                                          Theresa Dwyer, individually


Dated:  May 20, 2003                            /s/ Donald J. Dwyer, Jr.
                                          -------------------------------------
                                          Donald J. Dwyer, Jr., individually


Dated:  May 20, 2003                            /s/ Darren Dwyer
                                          -------------------------------------
                                          Darren Dwyer, individually


Dated:  May 20, 2003                            /s/ Dina Dwyer-Owens
                                          -------------------------------------
                                          Dina Dwyer-Owens, individually


Dated:  May 20, 2003                            /s/ Deborah Wright-Hood
                                          -------------------------------------
                                          Deborah Wright-Hood, individually


Dated:  May 20, 2003                            /s/ James Johnston, Jr.
                                          -------------------------------------
                                          James Johnston, Jr., individually


Dated:  May 20, 2003                            /s/ Michael Bidwell
                                          -------------------------------------
                                          Michael Bidwell, individually


Dated:  May 20, 2003                            /s/ Robert Tunmire
                                          -------------------------------------
                                          Robert Tunmire, individually


Dated:  May 20, 2003                            /s/ Thomas J. Buckley
                                          -------------------------------------
                                          Thomas J. Buckley, individually


Dated:  May 20, 2003                            /s/ David Bethea
                                          -------------------------------------
                                          David Bethea, individually

Dated:  May 20, 2003                            /s/ Michael Hawkins
                                          ------------------------------------
                                          Michael Hawkins, individually


Dated:  May 20, 2003                            /s/ Douglas Dwyer
                                          ------------------------------------
                                          Douglas Dwyer, individually


Dated:  May 20, 2003                            /s/ Donna Dwyer-Van Zandt
                                          ------------------------------------
                                          Donna Dwyer-Van Zandt, individually


                                          DONALD J. DWYER FAMILY TRUST


Dated:  May 20, 2003                      By:   /s/ Theresa Dwyer
                                             ---------------------------------
                                             Theresa Dwyer, Co-Trustee

                                          By:   /s/ Donald J. Dwyer, Jr.
                                             ---------------------------------
                                             Donald J. Dwyer, Jr., Co-Trustee

                               INDEX TO EXHIBITS

   EXHIBIT
      NO.         DESCRIPTION
   -------        -----------
      (1)         Merger Agreement, dated May 11, 2003 (incorporated by
                  reference to the Company's Form 8-K, filed May 15, 2003) (SEC
                  File No. 0-15227)

      (2) Voting Agreement, dated May 11, 2003 (incorporated by reference to the Company's Form 8-K, filed May 15, 2003) (SEC
                  File No. 0-15227)

      (3)         Contribution Agreement, dated May 11, 2003

      (4)         Joint Filing Agreement